UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13(a)-16 or 15(d)-16

of the Securities Exchange Act of 1934

For the month of December, 2021

001-36176

(Commission file number)

EROS STX GLOBAL CORPORATION

(Exact name of registrant as specified in its charter)

3900 West Alameda Avenue, 32nd Floor

Burbank, California 91505

Tel: (818) 524-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Stock Purchase Agreement

On December 6, 2021, Eros STX Global Corporation, an Isle of Man company limited by shares (the “Company”), entered into a Stock Purchase Agreement (the “Purchase Agreement”) by and among the Company, England Holdings 3, Inc., a Delaware corporation (“Holdings”), and ST Acquisition 1221, Inc., a Delaware corporation (“Buyer”), and an affiliate of The Najafi Companies (“Najafi”), which provides for the sale by the Company of all of the issued and outstanding capital stock of Holdings to Buyer. Holdings is the parent entity of the Company’s STX Entertainment subsidiary (“STX”).

On the terms and subject to the conditions of the Purchase Agreement, at closing, the Buyer will pay a cash amount equal to $173 million, minus the $2.0 million deposit previously paid by the Buyer, subject to post-closing adjustments for transaction expenses and debt at closing. A portion of the purchase price will be deposited into an escrow account to serve as security for certain income taxes.

Until January 19, 2022, the Company has a customary go-shop right to solicit or discuss with third parties competing proposals, subject to a topping right by the Buyer as specified in the Purchase Agreement. After January 19, 2022, the Company is subject to a customary restriction that prevents it from engaging in solicitations or discussions with third parties regarding a proposal, subject to a fiduciary out where the board of directors of the Company determines in good faith that a proposal received during the go-shop period would reasonably be expected to lead to a superior proposal.

The completion of the transactions contemplated by the Purchase Agreement are subject to customary closing conditions, including the Buyer’s lender’s confirmatory due diligence. The Purchase Agreement also includes customary representations and warranties of the Company and the Buyer that terminate at closing, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of business during the interim period between execution of the Purchase Agreement and the closing and the non-solicitation obligations described above.

The Purchase Agreement provides for certain customary termination rights for both the Company and the Buyer, including in the event the conditions to their respective obligations have not been satisfied by March 6, 2022. The Company has agreed to pay to the Buyer a termination fee of $4.5 million and return its $2.0 million deposit if the Company terminates the Purchase Agreement in order to enter into a superior proposal. In addition, the Buyer has agreed to pay to the Company a termination fee of $4.5 million (less its $2.0 million deposit) under certain circumstances.

Credit Facilities

As previously announced, upon execution of the Purchase Agreement, the maturity date and the delivery date of financial statements under the Senior Credit Agreement of STX, were extended to January 4, 2022, and may be further extended to February 3, 2022 if the Purchase Agreement remains in effect on January 4, 2022. In addition, STX previously entered into an amendment to its subordinated credit agreement to, among other things, permit STX to promptly deliver the required financial statements once they become available. As of December 1, 2021, $124.0 million remained outstanding under the Senior Credit Agreement, and $24.0 million remained outstanding under the subordinated credit agreement. It is currently anticipated that all such amounts will be repaid in full at the closing of the transactions contemplated by the Purchase Agreement.

Important Note

The representations, warranties and covenants contained in the Purchase Agreement described above were made only for purposes of the Purchase Agreement and as of the specified dates set forth therein, were solely for the benefit of the parties to the Purchase Agreement, may be subject to limitations agreed upon by those parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between those parties instead of establishing particular matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on these representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, the Purchase Agreement is described in this filing only to provide investors with information regarding the terms of such agreement and not to provide investors with any other factual information regarding the parties or their respective businesses.

Press Release

On December 7, 2021 the Company issued a press release announcing the execution of the Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.

Special Note Regarding Forward Looking Statements:

Information provided in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will”, “trending” and similar expressions. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation: our ability to successfully and cost-effectively source film content; the Company’s ability to achieve the desired growth rate of Eros Now; our ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the Company’s films; our ability to predict the popularity of its films, or changing consumer tastes; our ability to maintain existing rights, and to acquire new rights, to film content; our ability to successfully defend any future class action lawsuits we are a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding the Company’s business practices, accounting practices and/or officers and directors; our ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; our dependence on our relationships with theater operators and other industry participants to exploit the Company’s film content; our ability to mitigate risks relating to distribution and collection in international markets; our ability to compete with other forms of entertainment; our ability to combat piracy and to protect our intellectual property; our ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the Company or its subsidiaries and certain of its directors and officers; our ability to successfully respond to technological changes; our ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; our ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and its spread, and related public health measures, may have material adverse effects on our business, financial position, results of operations and/or cash flows; challenges, disruptions and costs of the Merger and related transactions, integrating the Eros and STX businesses and achieving anticipated synergies, and the risk that such synergies will take longer to realize than expected or may not be realized in whole or in part; the amount of any costs, fees, expenses, impairments and charges related to the specific transactions of the Company; completion of the contemplated transactions; uncertainty as to the long-term value of the Company’s ordinary shares; and the completion of the Company’s fiscal 2021 audit and filing of its Annual Report on Form 20-F.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialize or should any of the Company’s assumptions prove to be incorrect, the Company’s actual results may vary in material respects from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this communication speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated December 7, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2021	Eros STX Global Corporation

/s/ Andrew Warren
	Name:	Andrew Warren
	Title:	Chief Financial Officer